

March 28, 2014

Via E-mail
Michael Goode
Chief Executive Officer
Specialty Contractors, Inc.
1541 E. Interstate 30, Suite 140
Rockwall, Texas 75087

> **Re:** **Specialty Contractors, Inc.**
> **Form 8-K**
> **Filed March 7, 2013**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 333-166057**

Dear Mr. Goode:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
Charles Smith